

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Hayden Brown
President and Chief Executive Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, California 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed July 27, 2022**

Dear Hayden Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

1. We note your disclosure regarding the dollar amount of future lease commitments as of December 31, 2021. Please revise to also include a quantified discussion of the cash requirements related to the principal and interest due on the Convertible Senior Notes. Refer to Item 303(b)(1) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 12. Segment and Geographical Information, page 104

2. Please tell us whether revenue from any one country included in the "rest of world" category is material and how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenues.

Form 10-Q for the Quarter Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics, page 20

3. Please provide us with a breakdown of the individual items included in the humanitarian response efforts expense adjustment of your non-GAAP reconciliation and explain what each items represents. In this regard, we note your reference to product enhancements and programs for maintaining client relationships and providing financial assistance in the press release available on your website. Tell us whether these items are included in the humanitarian response efforts adjustment and revise your disclosures as necessary to clarify the nature of such adjustment. Also, clarify whether these efforts are limited to Ukraine or whether you have historically provided or anticipate providing other humanitarian efforts in the future.

General

4. Please provide a detailed legal analysis regarding whether the company and its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act"). In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

5. Further, please provide a detailed legal analysis regarding whether the company or any of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Hayden Brown
Upwork Inc.
October 25, 2022
Page 3

      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Brian Levey